UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SYSWIN Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

872058102

(CUSIP Number)

Liangsheng Chen

9/F Syswin Building, No. 316 Nan Hu Zhong Yuan,

Chaoyang District, Beijing 100102

The People’s Republic of China

Telephone: (8610) 8497-8088

Copies to:

Kefei Li, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

Unit 2901, Tower C, Beijing Yingtai Center

No. 2 Jianguomenwai Avenue

Chaoyang District, Beijing 100022

The People’s Republic of China

Telephone: +86-10-6529-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872058102

1.	Names of Reporting Persons. Liangsheng Chen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (See Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 872058102

1.	Names of Reporting Persons. Brilliant Strategy Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,000 (See Item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,000 (See Item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 100% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Introduction

Pursuant to Rule 13d-2 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Schedule 13D/A (this “Amendment”) amends and supplements the Schedule 13D filed on February 28, 2013 (the “Original Schedule 13D” and together with this Amendment, the “Schedule”) and is being filed jointly by Liangsheng Chen (“Mr. Chen”) and Brilliant Strategy Limited (“Brilliant Strategy” and together with Mr. Chen, the “Reporting Persons”).  This Amendment relates to the ordinary shares, par value US$0.0000008 per share (the “Ordinary Shares”) of SYSWIN Inc. (the “Company”).

All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Original Schedule 13D, as amended.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Company held an extraordinary general meeting of shareholders on April 3, 2013, at which the Company’s shareholders voted in favor to approve the previously announced Proposed Merger Agreement, pursuant to which Brilliant Acquisition will be merged with and into the Company, with the Company surviving the Merger as the wholly owned subsidiary of Brilliant Strategy.

On April 8, 2013, the Company filed the plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on April 8, 2013. Upon the effective time of the Merger, by virtue of the Merge and without any action on the part of Brilliant Strategy, Brilliant Acquisition or the Company, (i) each Ordinary Share beneficially owned by the Reporting Persons has been automatically cancelled without any conversion thereof and no payment or distribution will be made with respect thereto, and (ii) each Ordinary Share, other than (x) the Ordinary Shares beneficially owned by the Reporting Persons and (y) the Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law, has been cancelled in exchange for the right to receive $0.5125 and each ADS, each representing four Ordinary Shares, represents the right to receive $2.05 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

Upon the effective time of the Merger, the Company became a wholly owned subsidiary of Brilliant Strategy with 1,000 ordinary shares, par value $1.00 each, issued and outstanding and the separate existence of Brilliant Acquisition ceased.

As a result of the Merger, the ADSs ceased to trade on The New York Stock Exchange (the “NYSE”) before the open of the market on April 10, 2013 and the Company became eligible for delisting from NYSE and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act. On April 10, 2013, the NYSE filed Form 25 with the SEC to notify the SEC of the delisting of the ADSs on the NYSE and the deregistration of the Company’s registered securities.

The Company intends to terminate its reporting obligations under the Exchange Act by promptly filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

Item 5.	Interest in Securities of the Issuer

Item 5 (a)-(c) of the Original Schedule 13D is hereby amended and restated by the following:

(a)           As of the date of filing of this Amendment, each of the Reporting Persons beneficially owns 1,000 ordinary share, representing 100% of the outstanding shares of the Company.

(b)           Each of the Reporting Persons has the sole voting and dispositive power with respect to the share.

(c) In addition to the transaction disclosed in Item 6 of this Schedule, the Reporting Persons have acquired 262,793 ADSs, representing 1,051,172 Ordinary Shares, pursuant to the Repurchase Agreement, since February 28, 2013. The descriptions on such transactions are set forth in Item 4 of this Schedule 13D and Schedule I hereto, which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The descriptions of the Merger Agreement set forth in Item 4 of this Amendment are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 11, 2013

Liangsheng Chen

/s/Liangsheng Chen

Brilliant Strategy Limited

	By:	/s/Liangsheng Chen
Name: Liangsheng Chen
Title: Director

SCHEDULE I

Set forth below is a summary of transactions of Ordinary Shares made pursuant to the Repurchase Agreement by Mr. Chen through Brilliant Strategy between February 28, 2013 and the date hereof, including the number of ADSs purchased, the average price per ADS purchased and the price or price range of the ADSs purchased on each day.

Transaction Date	Number of ADSs	Average Price per ADS(1)	Price or Price Range of ADSs
02/28/2013	11,290	$2.0095	$1.99-$2.01
03/04/2013	8,700	$2.0045	$2.00-$2.01
03/05/2013	19,500	$1.9986	$1.97-$2.00
03/06/2013	21,025	$2.0000	$2.00
03/07/2013	21,025	$1.9950	$1.99-$2.00
03/08/2013	21,025	$1.9900	$1.99
03/11/2013	21,025	$1.9998	$1.99-$2.01
03/12/2013	28,450	$2.0014	$2.00-$2.01
03/13/2013	28,450	$2.0002	$2.00-$2.01
03/14/2013	28,450	$2.0000	$2.00
03/15/2013	28,450	$2.0048	$2.00-$2.01
03/18/2013	25,403	$2.0174	$2.01-$2.03
03/19/2013	11,290	$2.0095	$1.99-$2.01

(1)         Represents weighted average purchase price. The Reporting Persons undertake to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.